FOR IMMEDIATE RELEASE

Investor Relations:	**Media:**
Alan Magleby	Mary Athridge
410-454-5246	212-805-6035
amagleby@leggmason.com	mkathridge@leggmason.com

LEGG MASON REPORTS RESULTS FOR SECOND FISCAL QUARTER 2014

-- Second Quarter Net Income of $86 Million, or $0.70 per Diluted Share --

-- Second Quarter Adjusted Income of $104 Million, or $0.85 per Diluted Share --

-- Assets Under Management of $656 Billion --

Baltimore, Maryland – October 25, 2013 – Legg Mason, Inc. (NYSE: LM) today reported its operating results for the second fiscal quarter ended September 30, 2013. The Company reported net income[1] of $86.3 million, or $0.70 per diluted share, as compared with net income of $47.8 million, or $0.38 per diluted share, in the previous quarter, and net income of $80.8 million, or $0.60 per diluted share, in the second quarter of fiscal 2013. Included in this quarter's results was a United Kingdom tax benefit of $19.2 million, or $0.16 per diluted share, compared with a similar U.K. tax benefit of $18.1 million, or $0.13 per diluted share, in the prior year quarter. In the prior quarter, Legg Mason raised $1.2 billion for the ClearBridge American Energy MLP closed-end fund launch which resulted in related expenses of $26.3 million, or $0.14 per diluted share. Adjusted income[2] for the second quarter was $104.5 million, or $0.85 per diluted share, as compared to $85.2 million, or $0.68 per diluted share, in the previous quarter and $100.1 million, or $0.75 per diluted share, in the second quarter of fiscal 2013. For the quarter, operating revenues were $669.9 million, relatively flat compared to $670.4 million in the prior quarter, and up 5% from $640.3 million in the second quarter of fiscal 2013. Operating expenses were $563.5 million, down 4% from $586.9 million in the prior quarter, and up 1% from $560.6 million in the second quarter of fiscal 2013.

Assets Under Management ("AUM") were $656.0 billion, up 2% from $644.5 billion as of June 30, 2013 and up 1% from $650.7 billion as of September 30, 2012.

Legg Mason also announced today that its Board of Directors has declared a quarterly cash dividend on its common stock in the amount of $0.13 per share.

(Amounts in millions, except per share amounts)

	Quarters Ended			Six Months Ended	
	Sep 2013	Jun 2013	Sep 2012	Sep 2013	Sep 2012
Total Operating Revenues	$ 669.9	$ 670.4	$ 640.3	$ 1,340.3	$ 1,271.0
Total Operating Expenses	563.5	586.9	560.6	1,150.4	1,115.2
Operating Income	106.4	83.5	79.7	189.9	155.8
Net Income[1]	86.3	47.8	80.8	134.1	71.3
Adjusted Income[2]	104.5	85.2	100.1	189.7	188.7
Net Income Per Share - Diluted[1]	0.70	0.38	0.60	1.08	0.52
Adjusted Income Per Share - Diluted[2]	0.85	0.68	0.75	1.53	1.38

(1) Net Income Attributable to Legg Mason, Inc.

(2) See "Use of Supplemental Data as Non-GAAP Financial Information" below, which includes changes implemented this quarter.

Comments on the Second Quarter of Fiscal Year 2014 Results

Joseph A. Sullivan, President and CEO of Legg Mason said, "This quarter, we generated solid operating results and better than expected earnings growth while we continued to strengthen our business and position the firm for improved earnings leverage. This performance builds upon our progress in enhancing Legg Mason's position as an industry leader.

"We will continue to focus on improving productivity, penetration and market share in our global retail distribution platform, capitalizing on additional product development and investment extension opportunities, and supporting the expansion of institutional distribution capabilities at our affiliates. These growth initiatives will continue to be complemented, as appropriate, by returning capital to shareholders through dividends and share repurchases."

Assets Under Management Increased to $656 Billion

AUM increased to $656.0 billion compared with $644.5 billion at June 30, 2013, primarily driven by a $14.2 billion increase in market performance and foreign exchange, which more than offset outflows of $1.4 billion and dispositions of $1.3 billion. AUM was up 1% from $650.7 billion as of September 30, 2012.

- Equity outflows were $4.0 billion, fixed income inflows were $300 million and liquidity inflows were $2.3 billion for the quarter ended September 30, 2013.

- At September 30, 2013, fixed income represented 54% of AUM, while equity represented 26% and liquidity represented 20% of AUM.

- By geography, 62% of AUM was from clients domiciled in the United States and 38% from non-US domiciled clients.

- Average AUM during the quarter was $650.4 billion compared to $654.7 billion in the prior quarter and $639.4 billion in the second quarter of fiscal year 2013. Average long-term AUM was $518.3 billion compared to $526.4 billion in the prior quarter and $516.3 billion in the second quarter of fiscal year 2013.

Comparison to the First Quarter of Fiscal Year 2014

Net income was $86.3 million, or $0.70 per diluted share, as compared with net income of $47.8 million, or $0.38 per diluted share, in the first quarter of fiscal year 2014. The current quarter results included a U.K. tax benefit of $19.2 million, or $0.16 per diluted share. The current quarter results also included $9.5 million, or $0.05 per diluted share, in severance and other operating expenses related to several previously disclosed corporate initiatives, including the closing down or reorganizing of certain businesses and the ongoing initiative to increase efficiency. The prior quarter results included $26.3 million in costs related to a closed-end fund launch, which reduced earnings per diluted share by $0.14.

- Operating revenues of $669.9 million were relatively flat compared to $670.4 million in the prior quarter, primarily due to lower performance fees, offset in part by one additional day in the quarter.

- Operating expenses of $563.5 million were down 4% from $586.9 million in the prior quarter as last quarter's results included $26.3 million in costs related to the ClearBridge American Energy MLP closed-end fund launch. The current quarter operating expenses included $9.5 million in costs related to corporate initiatives; offset in part by $6.2 million of lower other operating expenses during the current quarter. In addition, the current quarter expenses included a gain of $4.2 million in the market value of deferred compensation and seed investments, which are recorded as an increase in compensation and benefits with an offset in other non-operating income, compared to a gain of $1.9 million in the prior quarter.

- Other non-operating income was $0.5 million, as compared to $8.6 million of expenses in the first quarter of fiscal 2014. The current quarter results included a $1.8 million loss on the sale of Private Capital Management. Gains on corporate investments, not offset in compensation, were $7.6 million compared with losses of $1.0 million in the prior quarter. The current quarter also included gains on funded deferred compensation and seed investments, as described above.

- Operating margin was 15.9%, as compared to 12.5% in the prior quarter. Operating margin, as adjusted,[2] was 22.3%, as compared with 17.9% in the prior quarter.

- Adjusted income was $104.5 million, or $0.85 per diluted share, compared to adjusted income of $85.2 million, or $0.68 per diluted share, in the prior quarter.

Comparison to the Second Quarter of Fiscal Year 2013

Net income was $86.3 million, or $0.70 per diluted share, as compared with net income of $80.8 million, or $0.60 per diluted share, in the second quarter of fiscal year 2013. Both quarters' results included a U.K. tax benefit, which amounted to $19.2 million or $0.16 per diluted share for the second fiscal quarter of 2014 and $18.1 million, or $0.13 per diluted share for the prior year quarter. The current quarter results included $9.5 million, or $0.05 per diluted share, in severance and other operating expenses related to several previously disclosed corporate initiatives.

- Operating revenues of $669.9 million were up 5% from $640.3 million in the second quarter of fiscal 2013, primarily due to higher average equity AUM and higher performance fees.

- Operating expenses of $563.5 million were up slightly from $560.6 million in the second quarter of fiscal year 2013. There were several reasons for the increase, including higher distribution and servicing related expenses of $10.0 million, primarily related to an increase in average mutual fund AUM and increased retail sales, as well as higher revenue share compensation primarily related to higher revenues. There were also $9.5 million of current quarter operating expenses related to corporate initiatives. The current quarter expenses included a gain of $4.2 million in the market value of deferred compensation and seed investments which are recorded as an increase in compensation and benefits with an offset in other non-operating income, compared to a gain of $24.4 million in the prior year quarter, which mostly offset the increases listed above.

- Other non-operating income was $0.5 million, as compared to non-operating income of $17.8 million in the second quarter of fiscal year 2013.   The current quarter results included a $1.8 million loss on the sale of Private Capital Management. Gains on corporate investments not offset by compensation were $7.6 million compared with gains of $4.7 million in the second quarter of fiscal 2013. The current quarter also included gains on funded deferred compensation and seed investments, as described above. Operating margin was 15.9%, as compared to 12.5% in the second quarter of fiscal 2013. Operating margin, as adjusted, was 22.3%, as compared with 21.9% in the second quarter of fiscal 2013.

- Adjusted income was $104.5 million, or $0.85 per diluted share, compared to adjusted income of $100.1 million, or $0.75 per diluted share, in the prior year quarter.

Quarterly Business Developments

- Legg Mason completed the sale of Private Capital Management to its management team, announced the wind down of operations at Esemplia and modified its institutional coverage model in Canada.

- The Legg Mason ClearBridge US Aggressive Growth Fund won the North America category at the *Investment Week* Fund Manager of the Year awards.

- Permal launched an activist fund with $30 million of client money, the first new fund launched after the close of the Fauchier Partners transaction.

- Western Asset launched a macro opportunities fund, and a U.K. absolute return fund to meet client demand for unconstrained portfolios.

Quarterly Performance

At September 30, 2013:

	1-Year	3-Year	5-Year	10-Year
% of Strategy AUM beating Benchmark[3]	80%	82%	89%	91%
% of Long-Term US Fund Assets beating Lipper Category Average[3]				
Equity	48%	49%	61%	60%
Fixed Income	49%	86%	85%	85%
Total US Fund Assets	48%	62%	69%	68%

Of Legg Mason's long-term U.S. mutual fund assets, 51% were rated 4 or 5 stars by Morningstar.

Balance Sheet

At September 30, 2013, Legg Mason's cash position was $712 million. Total debt was $1.1 billion and stockholders' equity was $4.8 billion. The ratio of total debt to total capital (total equity plus total debt excluding consolidated investment vehicles) was 19%, consistent with the prior quarter. In the quarter, the Company completed additional open market purchases of 2.7 million shares, which reduced weighted average shares by 1.3 million.

The Board of Directors has declared a quarterly cash dividend on its common stock in the amount of $0.13 per share. The dividend is payable January 6, 2014 to shareholders of record at the close of business on December 11, 2013.

Conference Call to Discuss Results

A conference call to discuss the Company's results, hosted by Mr. Sullivan, will be held at 8:00 am EDT today. The call will be open to the general public. Interested participants should access the call by dialing 1-800-447-0521 (or for international calls 1-847-413-3238), confirmation number 35804117 at least 10 minutes prior to the scheduled start to ensure connection.

The presentation slides that will be reviewed during the conference call will be available on the Investor Relations section of the Legg Mason website shortly after the release of the financial results.

A replay of the live broadcast will be available on the Legg Mason website, in the investor relations section, or by dialing 1-888-843-7419 (or for international calls 1-630-652-3042), enter pass code 35804117# when prompted. Please note that the replay will be available beginning at 10:30 a.m. EDT on Friday, October 25, 2013, and ending at 11:59 p.m. EST on November 8, 2013.

[3]See "Supplemental Data Regarding Quarterly Performance" below.

LEGG MASON
GLOBAL ASSET MANAGEMENT

About Legg Mason

Legg Mason is a global asset management firm, with $656 billion in assets under management as of September 30, 2013. The Company provides active asset management in many major investment centers throughout the world. Legg Mason is headquartered in Baltimore, Maryland, and its common stock is listed on the New York Stock Exchange (symbol: LM).

This release contains forward-looking statements subject to risks, uncertainties and other factors that may cause actual results to differ materially. For a discussion of these risks and uncertainties, see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Legg Mason's Annual Report on Form 10-K for the fiscal year ended March 31, 2013 and in the Company's quarterly reports on Form 10-Q.

Supplemental Data Regarding Quarterly Performance

Strategy Performance
For purposes of investment performance comparisons, strategies are an aggregation of discretionary portfolios (separate accounts, investment funds, and other products) into a single group that represents a particular investment objective.   In the case of separate accounts, the investment performance of the account is based upon the performance of the strategy to which the account has been assigned. Each of our asset managers has its own specific guidelines for including portfolios in their strategies. For those managers which manage both separate accounts and investment funds in the same strategy, the performance comparison for all of the assets is based upon the performance of the separate account.

Approximately ninety percent of total AUM is included in strategy AUM as of September 30, 2013, although not all strategies have three-, five-, and ten-year histories. Total strategy AUM includes liquidity assets. Certain assets are not included in reported performance comparisons. These include: accounts that are not managed in accordance with the guidelines outlined above; accounts in strategies not marketed to potential clients; accounts that have not yet been assigned to a strategy; and certain smaller products at some of our affiliates.

Past performance is not indicative of future results. For AUM included in institutional and retail separate accounts and investment funds managed in the same strategy as separate accounts, performance comparisons are based on gross-of-fee performance. For investment funds (including fund-of-hedge funds) which are not managed in a separate account format, performance comparisons are based on net-of-fee performance. These performance comparisons do not reflect the actual performance of any specific separate account or investment fund; individual separate account and investment fund performance may differ. The information in this table is provided solely for use in connection with this table, and is not directed toward existing or potential clients of Legg Mason.

Long-term US Fund Assets Beating Lipper Category Average
Long-term US fund assets include open-end, closed-end, and variable annuity funds. These performance comparisons do not reflect the actual performance of any specific fund; individual fund performance may differ. Past performance is not guarantee of future results. Source: Lipper Inc.

Batterymarch • Brandywine Global • ClearBridge Investments • Legg Mason Global Asset Allocation • Legg Mason Global Equities Group
Permal • Royce & Associates • Western Asset Management

LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands, except per share amounts)
(Unaudited)

	Quarters Ended			For the Six Months Ended	
	September 2013	June 2013	September 2012	September 2013	September 2012
Operating Revenues:					
Investment advisory fees:					
Separate accounts	$ 191,645	$ 191,034	$ 183,426	$ 382,679	$ 365,862
Funds	372,679	370,471	362,907	743,150	719,381
Performance fees	17,346	22,021	10,279	39,367	18,845
Distribution and service fees	86,202	84,879	81,915	171,081	163,538
Other	1,980	2,012	1,768	3,992	3,361
Total operating revenues	669,852	670,417	640,295	1,340,269	1,270,987
Operating Expenses:					
Compensation and benefits	294,272	296,111	302,492	590,383	572,754
Distribution and servicing	155,142	170,188	145,135	325,330	314,960
Communications and technology	39,968	38,399	35,831	78,367	73,461
Occupancy	24,922	26,809	27,318	51,731	57,570
Amortization of intangible assets	3,624	3,624	3,504	7,248	7,009
Other	45,558	51,752	46,281	97,310	89,422
Total operating expenses	563,486	586,883	560,561	1,150,369	1,115,176
Operating Income	106,366	83,534	79,734	189,900	155,811
Other Non-Operating Income (Expense):					
Interest income	1,371	1,639	1,718	3,010	3,654
Interest expense	(12,859)	(13,068)	(14,118)	(25,927)	(33,345)
Other income (expense)	9,662	85	28,655	9,747	(43,978)
Other non-operating income (expense) of consolidated investment vehicles	2,311	2,697	1,503	5,008	(2,631)
Total other non-operating income (expense)	485	(8,647)	17,758	(8,162)	(76,300)
Income Before Income Tax Provision	106,851	74,887	97,492	181,738	79,511
Income tax provision	19,153	25,792	16,397	44,945	11,400
Net Income	87,698	49,095	81,095	136,793	68,111
Less: Net income (loss) attributable to noncontrolling interests	1,410	1,280	298	2,690	(3,228)
Net Income Attributable to Legg Mason, Inc.	$ 86,288	$ 47,815	$ 80,797	$ 134,103	$ 71,339
Net Income per Share Attributable to Legg Mason, Inc. Common Shareholders:					
Basic	$ 0.70	$ 0.38	$ 0.60	$ 1.08	$ 0.52
Diluted	$ 0.70	$ 0.38	$ 0.60	$ 1.08	$ 0.52
Weighted Average Number of Shares Outstanding:					
Basic	122,974	125,228	134,098	124,095	136,396
Diluted	123,207	125,412	134,128	124,308	136,425

LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF INCOME
(Amounts in thousands)
(Unaudited)

Quarters Ended

	September 2013			June 2013			September 2012		
	Balance Before Consolidation of Consolidated Investment Vehicles	Consolidated Investment Vehicles	Consolidated Totals	Balance Before Consolidation of Consolidated Investment Vehicles	Consolidated Investment Vehicles	Consolidated Totals	Balance Before Consolidation of Consolidated Investment Vehicles	Consolidated Investment Vehicles	Consolidated Totals
Total operating revenues	$ 670,375	$ (523)	$ 669,852	$ 671,032	$ (615)	$ 670,417	$ 640,884	$ (589)	$ 640,295
Total operating expenses	563,361	125	563,486	586,826	57	586,883	560,335	226	560,561
Operating Income (Loss)	107,014	(648)	106,366	84,206	(672)	83,534	80,549	(815)	79,734
Other non-operating income (expense)	(1,487)	1,972	485	(10,514)	1,867	(8,647)	16,763	995	17,758
Income Before Income Tax Provision	105,527	1,324	106,851	73,692	1,195	74,887	97,312	180	97,492
Income tax provision	19,153	-	19,153	25,792	-	25,792	16,397	-	16,397
Net Income	86,374	1,324	87,698	47,900	1,195	49,095	80,915	180	81,095
Less: Net income attributable to noncontrolling interests	86	1,324	1,410	85	1,195	1,280	118	180	298
Net Income Attributable to Legg Mason, Inc.	$ 86,288	$ -	$ 86,288	$ 47,815	$ -	$ 47,815	$ 80,797	$ -	$ 80,797

For the Six Months Ended

	September 2013			September 2012		
	Balance Before Consolidation of Consolidated Investment Vehicles	Consolidated Investment Vehicles	Consolidated Totals	Balance Before Consolidation of Consolidated Investment Vehicles	Consolidated Investment Vehicles	Consolidated Totals
Total operating revenues	$ 1,341,407	$ (1,138)	$ 1,340,269	$ 1,272,161	$ (1,174)	$ 1,270,987
Total operating expenses	1,150,187	182	1,150,369	1,114,858	318	1,115,176
Operating Income (Loss)	191,220	(1,320)	189,900	157,303	(1,492)	155,811
Other non-operating income (expense)	(12,001)	3,839	(8,162)	(74,266)	(2,034)	(76,300)
Income (Loss) Before Income Tax Provision	179,219	2,519	181,738	83,037	(3,526)	79,511
Income tax provision	44,945	-	44,945	11,400	-	11,400
Net Income (Loss)	134,274	2,519	136,793	71,637	(3,526)	68,111
Less: Net income (loss) attributable to noncontrolling interests	171	2,519	2,690	298	(3,526)	(3,228)
Net Income Attributable to Legg Mason, Inc.	$ 134,103	$ -	$ 134,103	$ 71,339	$ -	$ 71,339

LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL DATA
RECONCILIATION OF NET INCOME ATTRIBUTABLE TO LEGG MASON, INC.
TO ADJUSTED INCOME [1]
(Amounts in thousands, except per share amounts)
(Unaudited)

	Quarters Ended			For the Six Months Ended	
	September 2013	June 2013	September 2012	September 2013	September 2012
Net Income Attributable to Legg Mason, Inc.	$ 86,288	$ 47,815	$ 80,797	$ 134,103	$ 71,339
Plus (less):					
Amortization of intangible assets	3,624	3,624	3,504	7,248	7,009
Loss on extinguishment of 2.5% senior notes	-	-	-	-	54,873
Deferred income taxes on intangible assets:					
Tax amortization benefit	33,737	33,736	33,871	67,473	67,746
U.K. tax rate adjustment	(19,164)	-	(18,075)	(19,164)	(18,075)
Imputed interest on convertible debt (2.5% senior notes)	-	-	-	-	5,839
Adjusted Income	$ 104,485	$ 85,175	$ 100,097	$ 189,660	$ 188,731
Net Income per Diluted Share Attributable to Legg Mason, Inc. Common Shareholders	$ 0.70	$ 0.38	$ 0.60	$ 1.08	$ 0.52
Plus (less):					
Amortization of intangible assets	0.03	0.03	0.03	0.06	0.05
Loss on extinguishment of 2.5% senior notes	-	-	-	-	0.40
Deferred income taxes on intangible assets:					
Tax amortization benefit	0.28	0.27	0.25	0.54	0.50
U.K. tax rate adjustment	(0.16)	-	(0.13)	(0.15)	(0.13)
Imputed interest on convertible debt (2.5% senior notes)	-	-	-	-	0.04
Adjusted Income per Diluted Share	$ 0.85	$ 0.68	$ 0.75	$ 1.53	$ 1.38

[1] See explanations for Use of Supplemental Data as Non-GAAP Financial Information.

LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL DATA
RECONCILIATION OF OPERATING MARGIN, AS ADJUSTED[1]
(Amounts in thousands)
(Unaudited)

	Quarters Ended			For the Six Months Ended	
	September 2013	June 2013	September 2012	September 2013	September 2012
Operating Revenues, GAAP basis	$ 669,852	$ 670,417	$ 640,295	$ 1,340,269	$ 1,270,987
Plus (less):					
Operating revenues eliminated upon consolidation of investment vehicles	523	615	589	1,138	1,174
Distribution and servicing expense excluding consolidated investment vehicles	(155,134)	(170,175)	(145,120)	(325,309)	(314,932)
Operating Revenues, as Adjusted	$ 515,241	$ 500,857	$ 495,764	$ 1,016,098	$ 957,229
Operating Income, GAAP basis	$ 106,366	$ 83,534	$ 79,734	$ 189,900	$ 155,811
Plus:					
Gains on deferred compensation and seed investments	4,176	1,872	24,449	6,048	25,626
Amortization of intangible assets	3,624	3,624	3,504	7,248	7,009
Operating income and expenses of consolidated investment vehicles	648	672	815	1,320	1,492
Operating Income, as Adjusted	$ 114,814	$ 89,702	$ 108,502	$ 204,516	$ 189,938
Operating Margin, GAAP basis	15.9 %	12.5 %	12.5 %	14.2 %	12.3 %
Operating Margin, as Adjusted	22.3	17.9	21.9	20.1	19.8

[1] See explanations for Use of Supplemental Data as Non-GAAP Financial Information.

LEGG MASON, INC. AND SUBSIDIARIES
(Amounts in billions)
(Unaudited)

Assets Under Management

		Quarters Ended						
By asset class:	September 2013		June 2013		March 2013		December 2012	September 2012
Equity	$	169.5	$	164.4	$	161.8	$ 145.5	$ 153.4
Fixed Income		355.0		351.0		365.1	367.0	369.4
Long-Term Assets		524.5		515.4		526.9	512.5	522.8
Liquidity		131.5		129.1		137.7	136.4	127.9
Total	$	656.0	$	644.5	$	664.6	$ 648.9	$ 650.7

		Quarters Ended						Six Months Ended	
By asset class (average):	September 2013	June 2013	March 2013	December 2012	September 2012		September 2013	September 2012	
Equity	$ 166.8	$ 163.8	$ 152.7	$ 147.6	$ 151.3		$ 165.4	$ 153.5	
Fixed Income	351.5	362.6	366.1	369.3	365.0		357.9	361.9	
Long-Term Assets	518.3	526.4	518.8	516.9	516.3		523.3	515.4	
Liquidity	132.1	128.3	138.6	131.4	123.1		130.4	122.8	
Total	$ 650.4	$ 654.7	$ 657.4	$ 648.3	$ 639.4		$ 653.7	$ 638.2	

Component Changes in Assets Under Management

		Quarters Ended					Six Months Ended	
	September 2013	June 2013	March 2013	December 2012	September 2012		September 2013	September 2012
Beginning of period	$ 644.5	$ 664.6	$ 648.9	$ 650.7	$ 631.8		$ 664.6	$ 643.3
Net client cash flows:								
Equity	(4.0)	(0.7)	(2.6)	(8.3)	(5.7)		(4.7)	(9.6)
Fixed Income	0.3	0.9	(0.4)	(6.8)	(3.8)		1.2	(3.7)
Liquidity	2.3	(8.7)	1.2	7.6	9.7		(6.4)	10.9
Total net client cash flows	(1.4)	(8.5)	(1.8)	(7.5)	0.2		(9.9)	(2.4)
Market performance and other	14.2	(11.6)	12.1	5.7	20.7		2.6	16.4
Acquisitions (Dispositions), net	(1.3)	-	5.4	-	(2.0)		(1.3)	(6.6)
End of period	$ 656.0	$ 644.5	$ 664.6	$ 648.9	$ 650.7		$ 656.0	$ 650.7

Note: Due to effects of rounding, the sum of the quarterly results may differ immaterially from the year-to-date results.

Use of Supplemental Data as Non-GAAP Financial Information
As supplemental information, we are providing performance measures that are based on methodologies other than generally accepted accounting principles ("non-GAAP") for "Adjusted Income" and "Operating Margin, as Adjusted" that management uses as benchmarks in evaluating and comparing our period-to-period operating performance.

Adjusted Income
We define "Adjusted Income" as Net Income Attributable to Legg Mason, Inc., plus amortization and deferred taxes related to intangible assets and goodwill, imputed interest and tax benefits on contingent convertible debt less deferred income taxes on goodwill and indefinite-life intangible asset impairment, if any. We also adjust for other non-core items that are not reflective of our economic performance, such as intangible asset impairments, the impact of fair value adjustments on contingent consideration liabilities, if any, the impact of tax rate adjustments on certain deferred tax liabilities related to indefinite-life intangible assets, and loss on extinguishment of contingent convertible debt.

We believe that Adjusted Income provides a useful representation of our operating performance adjusted for non-cash acquisition related items and other items that facilitate comparison of our results to the results of other asset management firms that have not issued/extinguished contingent convertible debt or made significant acquisitions. We also believe that Adjusted Income is an important metric in estimating the value of an asset management business.

Adjusted Income only considers adjustments for certain items that relate to operating performance and comparability, and therefore, is most readily reconcilable to Net Income Attributable to Legg Mason, Inc. determined under GAAP. This measure is provided in addition to Net Income Attributable to Legg Mason, Inc., but is not a substitute for Net Income Attributable to Legg Mason, Inc. and may not be comparable to non-GAAP performance measures, including measures of adjusted earnings or adjusted income, of other companies. Further, Adjusted Income is not a liquidity measure and should not be used in place of cash flow measures determined under GAAP. We consider Adjusted Income to be useful to investors because it is an important metric in measuring the economic performance of asset management companies, as an indicator of value, and because it facilitates comparison of our operating results with the results of other asset management firms that have not issued/extinguished contingent convertible debt or made significant acquisitions.

In calculating Adjusted Income, we adjust for the impact of the amortization of management contract assets and impairment of indefinite-life intangible assets, and add (subtract) the impact of fair value adjustments on contingent consideration liabilities, if any, all of which arise from acquisitions, to Net Income Attributable to Legg Mason, Inc. to reflect the fact that these non-cash items distort comparisons of our operating results with the results of other asset management firms that have not engaged in significant acquisitions. Deferred taxes on indefinite-life intangible assets and goodwill include actual tax benefits from amortization deductions that are not realized under GAAP absent an impairment charge or the disposition of the related business. Because we fully expect to realize the economic benefit of the current period tax amortization, we add this benefit to Net Income Attributable to Legg Mason, Inc. in the calculation of Adjusted Income. However, because of our net operating loss carry-forward, we will receive the benefit of the current tax amortization over time. Conversely, we subtract the non-cash income tax benefits on goodwill and indefinite-life intangible asset impairment charges and U.K. tax rate adjustments on excess book basis on certain acquired indefinite-life intangible assets, if applicable, that have been recognized under GAAP. We also add back non-cash imputed interest and the extinguishment loss on contingent convertible debt adjusted for amounts allocated to the conversion feature, as well as adding the actual tax benefits on the imputed interest that are not realized under GAAP. These adjustments reflect that these items distort comparisons of Legg Mason's operating results to prior periods and the results of other asset management firms that have not engaged in significant acquisitions, including any related impairments, or issued/extinguished contingent convertible debt.

Should a disposition, impairment charge or other non-core item occur, its impact on Adjusted Income may distort actual changes in the operating performance or value of our firm. Accordingly, we monitor these items and their related impact, including taxes, on Adjusted Income to ensure that appropriate adjustments and explanations accompany such disclosures.

Although depreciation and amortization of fixed assets are non-cash expenses, we do not add these charges in calculating Adjusted Income because these charges are related to assets that will ultimately require replacement.

Operating Margin, as Adjusted
We calculate "Operating Margin, as Adjusted," by dividing (i) Operating Income, adjusted to exclude the impact on compensation expense of gains or losses on investments made to fund deferred compensation plans, the impact on compensation expense of gains or losses on seed capital investments by our affiliates under revenue sharing agreements, amortization related to intangible assets, transition-related costs of streamlining our business model, if any, income (loss) of consolidated investment vehicles, the impact of fair value adjustments on contingent consideration liabilities, if any, and impairment charges by (ii) our operating revenues, adjusted to add back net investment advisory fees eliminated upon consolidation of investment vehicles, less distribution and servicing expenses which we use as an approximate measure of revenues that are passed through to third parties, which we refer to as "Operating Revenues, as Adjusted". The compensation items, other than transition-related costs, are removed from Operating Income in the calculation because they are offset by an equal amount in Other non-operating income (expense), and thus have no impact on Net Income Attributable to Legg Mason, Inc. We adjust for the impact of the amortization of management contract assets and the impact of fair value adjustments on contingent consideration liabilities, if any, which arise from acquisitions to reflect the fact that these items distort comparison of our operating results with the results of other asset management firms that have not engaged in significant acquisitions. Transition-related costs, if any, impairment charges, and income (loss) of consolidated investment vehicles are removed from Operating Income in the calculation because these items are not reflective of our core asset management operations. We use Operating Revenues, as Adjusted in the calculation to show the operating margin without distribution and servicing expenses, which we use to approximate our distribution revenues that are passed through to third parties as a direct cost of selling our products, although distribution and servicing expenses may include commissions paid in connection with the launching of closed-end funds for which there is no corresponding revenue in the period. Operating Revenues, as Adjusted also includes our advisory revenues we receive from consolidated investment vehicles that are eliminated in consolidation under GAAP.

We believe that Operating Margin, as Adjusted, is a useful measure of our performance because it provides a measure of our core business activities. It excludes items that have no impact on Net Income Attributable to Legg Mason, Inc. and indicates what Legg Mason's operating margin would have been without distribution revenues that are passed through to third parties as a direct cost of selling our products, amortization related to intangible assets, changes in the fair value of contingent consideration liabilities, transition-related costs, if any, impairment charges, and the impact of the consolidation of certain investment vehicles described above. The consolidation of these investment vehicles does not have an impact on Net income Attributable to Legg Mason, Inc. This measure is provided in addition to the Company's operating margin calculated under GAAP, but is not a substitute for calculations of margins under GAAP and may not be comparable to non-GAAP performance measures, including measures of adjusted margins of other companies.

Effective April 1, 2013, we have revised our definition of Operating Margin, as Adjusted to add back the amortization of intangible assets. We have applied this change to all periods presented. The impact on results for both the three and six months ended September 30, 2012 were increases of 0.7 percentage points in each period.